FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823


03024108

June 16, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dw 6/30

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia
Telephone: 604-434-8829 Facsimile: 604-4

File No. 82-3929

NEWS RELEASE

June 16, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report receipt of complete assay results from the 4 holes presently drilled on the Mingan titanium option. The results confirm the overall grade homogeneity of the massive hemoilmenite and generally fall within the ranges of the previously reported character samples taken from Hole #3 (May 9, 2003 News Release).

Hole #1 returned an average 33.84% TiO_2, 56.38% Fe_2O_3, and 2.4% MgO over 8.38 metres, from 1.68 metres to 10.06 metres in the hole. Hole #2 returned a number of sections, the first averaging 35.43% TiO_2, 58.85% Fe_2O_3, and 2.12% MgO over 7.34 metres, from 5.54 metres to 12.88 metres in the hole and the second 35.09% TiO_2, 58.63% Fe_2O_3 and 2.22% MgO over 5.39 metres, from 24.51 to 29.90 metres in the hole. A series of four thin massive horizons between 12.88 metres and 24.5 metres in the hole each averaged 1.2 metres thickness and returned average grades of 34.68% TiO_2, 58.1% Fe_2O_3 and 2.12% MgO. Hole #3 returned an average of 34.05% TiO_2, 57.31% Fe_2O_3 and 2.27% MgO over 24.61 metres, from 3.92 metres to 28.53 metres in the hole. Hole #4 returned two major sections, averaging 31.67% TiO_2, 51.61% Fe_2O_3 and 2.10% MgO over 8.47 metres, from 1.28 metres to 9.75 metres in the hole, and 33.02% TiO_2, 56.71% Fe_2O_3 and 1.94% MgO over 12.0 metres from 26.84 metres to 38.84 metres in the hole. A narrow 0.36 metre section from 10.64 metres to 11.0 metres in the hole returned 36.0% TiO_2, 59.50% Fe_2O_3 and 1.98% MgO.

Assays were carried out by ALS Chemex/Chimitec in Val D'Or, Quebec.

The Company plans to resume drilling at the end of the month.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.